Exhibit 99.1

January 14, 2016

To: Securities Exchange Commission www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Re: Sale of Gazit Development’s Holdings in U. Dori Group Ltd.

Further to Exhibit 99.1 to the Current Report on Form 6-K originally furnished by Gazit-Globe Ltd. (the “Company”) to the U.S. SEC on January 14, 2016 regarding the decision of Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)1 to sell up to all of the securities that it holds (directly and indirectly) in U. Dori Group Ltd. (“Dori Group”), the Company is pleased to report that today Gazit Development (including through subsidiary companies it holds) sold all of the shares of Dori Group (199,104,425 shares comprising 84.91% of Dori Group’s share capital and voting rights) that it held for consideration of approximately NIS 10.7 million, most of such sale occurring outside of the Tel-Aviv Stock Exchange.

As a result of the sale, the Company will cease consolidating the operations of Dori Group which currently represents an operational segment in the Company’s financial reports. In addition, in light of the sale, the Company will comply with the regulations of the Israeli Concentration Law of 2013.

As of September 30, 2015, the investment in Dori Group on the Company’s books (net of the minority interest of Gazit Development) amounted to approximately NIS 225 million consisting of a perpetual capital note that is still held by Gazit Development in an amount of NIS 351 million offset by a negative investment value (NIS 126 million) ascribed to the Dori Group shares. The impact of the sale on the equity attributable to the shareholders of the Company is not expected to be material. The Company will assess the value of the perpetual capital note and its accounting implications on the Company’s financial reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences

[1]	The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on a fully-diluted basis).

include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.